

December 30, 2013

<u>Via E-mail</u>
Guilherme Perboyre Cavalcanti
Chief Financial Officer
Fibria Celulose S.A.
Alameda Santos, 1357
6th Floor
01419-908, Sao Paulo, SP
Brazil

> **Re: Fibria Celulose S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-15018**

Dear Mr. Cavalcanti:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In your letters to us dated April 8, 2010 and May 6, 2010 you discussed contacts with Syria and your strategic alliance agreement with Oji Paper Co. that includes Cuba as part of the covered territory. As you know, Syria and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Cuba since your 2011 letters, whether through subsidiaries, affiliates, distributors, joint venture partners or other direct or indirect arrangements. In this regard, we note that your joint venture partner Stora Enso

   lists an agent in Syria on its website. Please tell us whether your Veracel joint venture sells or exports any products to Syria.

   Your response should describe any products, equipment, components, technology or services you have provided to Syria or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of any contacts with Syria and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Cuba.

3. You told us in your May 6, 2010 letter that the products you sold into sanctioned countries did not have any specialized military or similar use, and could not contribute materially to the countries' ability to develop weapons or related military technologies. Please tell us whether those representations are true with respect to any sales into Syria and Cuba you discuss in response to the foregoing comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
   Assistant Director
   Division of Corporation Finance